                                              Filed Pursuant to Rules 424(b)(3)
                                              and 424(c) of Regulation C

                                              Registration No. 333-50701



                                    VIB CORP
                                   SUPPLEMENT
                                       TO
                     REOFFER PROSPECTUS DATED APRIL 22, 1998


        This Supplement to Reoffer Prospectus (this "Supplement") covers the resale by Jack Brittain, Jr., Executive Vice President and Chief Credit Officer of Valley Independent Bank (the "Bank"), a wholly-owned subsidiary of VIB Corp (the "Company"), Harry G. Gooding, III, Executive Vice President and Chief Financial Officer of the Company and the Bank, and Janice Stewart Grady, Senior Vice President and Human Resources Director of the Bank (collectively, the "Selling Shareholders"), of 1,692 shares, 9,248 shares and 4,042 shares, respectively (14,982 in aggregate), of the Company's common stock, no par value per share (the "Common Stock"), acquired pursuant to that certain stock option agreement executed by and between the Company and the Selling Shareholders in connection with the VIB Corp 1997 Stock Option Plan (the "Plan").

        The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation National Market System under the trading symbol "VIBC." The last sale price for the Common Stock as so reported was on February 14, 2000 and was $7.375 per share.

        In 1998, a total of 21,228 shares of Common Stock, acquired upon exercise of options granted under the Plan, were sold by executive officers and directors of the Company pursuant to Supplements to Reoffer Prospectus. The Supplements to Reoffer Prospectus covering the 21,228 shares (in aggregate) were filed with the Securities and Exchange Commission (the "SEC").

        In 1999, a total of 30,398 shares of Common Stock, acquired upon exercise of options granted under the Plan, were sold by executive officers and directors of the Company pursuant to Supplements to Reoffer Prospectus. The Supplements to Reoffer Prospectus covering the 30,398 shares (in aggregate) were filed with the SEC.

        Copies of each Supplement to Reoffer Prospectus for 1999 and 1998 are available to the public for inspection at the SEC's web site at www.sec.gov.


                              PLAN OF DISTRIBUTION

        The Company has been notified that 14,982 shares of the Common Stock will be sold through Sutro & Company, a licensed broker. The 14,982 shares of Common Stock will be sold on the Nasdaq National Market System at market on or about February 21, 2000. The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholders. Other than as disclosed herein, there are no other material terms concerning the proposed sale.




                The date of this Supplement is February 15, 2000.